Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 005-80961

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that will be mailed to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

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The following is a translation of a Spanish language relevant fact filed today by Gas Natural SDG, S.A. with the Spanish National Securities Market Commission.

This is a translation of a Spanish language relevant fact.

In case of discrepancies, the Spanish version will prevail.

GAS NATURAL SDG, S.A.

Gas Natural SDG, S.A., in compliance with Article 82 of the Spanish Securities Law 24/1988 of July 28, hereby notifies the National Securities Market Commission (Comisión Nacional del Mercado de Valores) of the following

RELEVANT FACT

Public notice is hereby given with respect to the ruling (auto) notified to this company on this date issued in the procedure 523/05 pending before Court for Business Matters No. 3 of Madrid for the alleged existence of a collusive agreement between GAS NATURAL SDG, S.A. and IBERDROLA, S.A. in connection with the tender offer by GAS NATURAL SDG, S.A. for ENDESA, S.A. Said ruling refers exclusively to the motion for injunctive relief (medidas cautelares) and is not a prejudgment of the merits of the case.

The dispositive portion of the Court ruling states:

“Considering the motion for injunctive relief (medidas cautelares) submitted by the attorneys for ENDESA against GAS NATURAL SDG, S.A. and IBERDROLA, I order the suspension and declare [the following] suspended:

a)	The processing of the OPA made by GAS NATURAL SDG, S.A. on September 5, 2005 for the share capital of ENDESA and, consequently, the execution of all acts relating to, or connected with, said OPA, in particular, the acquisition of ENDESA shares by GAS NATURAL.

b)	The execution of the agreement of September 5, 2005 signed between GAS NATURAL and IBERDROLA.

To enforce the preceding measures, the petitioner must first furnish a bond in the amount of ONE THOUSAND MILLION EUROS, to address possible damages arising from the adoption and maintenance of the agreed injunctive measures (medidas cautelares), by means of a joint bank guarantee (aval bancario solidario), in favor of this Court, unconditional, of indefinite duration, which can be executed on first demand, to be furnished within the term of TEN DAYS.

No special pronouncement is made on the subject of costs.

Let the parties be notified of this decision, informing them that such decision can be appealed before the Provincial Court of Madrid (Audiencia Provincial de Madrid), to be prepared in writing and submitted to this Court, within the term of five days following the date of notification, and shall be admitted without suspensive effects.

Let this decision be made known fully and immediately, at the same time as the parties are given notice, to the Service of the Defense of Competition (Servicio de Defensa de la Competencia) and to the National Securities Market Commission, informing them that the measures ordered shall solely be effective once the bond is established, and is accepted by a new resolution to be issued by this Court, which will also be communicated to them.”

GAS NATURAL SDG S.A. will proceed to analyze the ruling notified to it and to adopt the measures that it deems adequate for the defense of its interests.

Nevertheless, as the measures ordered by the Court shall only be effective if ENDESA S.A. furnishes the bond of one thousand million euros, established for purposes of dealing with any adverse consequences that may occur in the form of damages, GAS NATURAL SDG, S.A. awaits the decision of the administrative body of ENDESA, S.A. and the decisions of the National Securities Market Commission in the process of competing bids, given the impact on all of the companies involved and their shareholders.

Barcelona, March 21, 2006